SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Union 486 Plan #81732 – TransCanada 401(k)
and Savings IBEW 486 Plan
TransCanada USA Services Inc., 13710 FNB Parkway,
Omaha, Nebraska 68154-5200

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

UNION 486 PLAN #81732 – TRANSCANADA 401(K) AND SAVINGS IBEW 486 PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	2
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008
Notes to Financial Statements
SUPPLEMENTAL SCHEDULE	9
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2008
SIGNATURE
EXHIBIT
The following exhibit is filed herewith:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

TRANSCANADA 401(K) AND SAVINGS
IBEW 486 PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Plan Administrator
TransCanada 401(k) and Savings IBEW 486 Plan

We have audited the accompanying statements of net assets available for plan benefits of the TransCanada 401(k) and Savings IBEW 486 Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the TransCanada 401(k) and Savings IBEW 486 Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado
June 29, 2009

TRANSCANADA 401(K) AND SAVINGS IBEW 486 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (dollars)	2008	2007
Assets
Investments
Investments at fair value (Note 3)	2,111,120	2,316,037
Participant loans	47,291	46,140
	2,158,411	2,362,177
Employer contribution receivable	2,094	1,589
Net Assets Available for Benefits	2,160,505	2,363,766

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS IBEW 486 PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (dollars)	2008
Additions
Contributions:
Employee contributions	458,039
Employer contributions	207,194
665,233

Interest and dividend income	87,453
Total Additions	752,686

Deductions
Net decrease in fair value of investments (Note 3)	941,749
Payment of plan benefits	13,652
Administrative expenses	546
Total Deductions	955,947

Decrease in Net Assets Available for Benefits	(203,261)

Net Assets Available for Benefits
Beginning of Year	2,363,766
End of Year	2,160,505

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS IBEW 486 PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN

The following description of the TransCanada 401(k) and Savings IBEW 486 Plan (the Plan) provides only general information.  Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for retirement benefits. Any employee of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries that has attained the age of 21 and is covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers (IBEW) 486 may participate.  The Plan excludes non-resident persons who have been non-resident for 183 days or more unless the employee remains on the Company’s payroll, subject to certain restrictions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets.

Vesting

Participants are immediately vested in their contributions (including rollovers), employer contributions, and any earnings thereon.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company, or, in very limited circumstances, in the event of financial hardship.  Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, a participant may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.  A participant may receive pension benefits commencing on or after age 55 provided they have terminated their employment with the Company.

Forfeitures

As participants are immediately 100 per cent vested in their account balance, there are no forfeitures.

Employee and Employer Contributions

Each year, participants may voluntarily agree to contribute up to the lesser of 60 per cent of their compensation, as defined by the Plan document, and $15,500, subject to certain limitations under the Internal Revenue Code (the Code).  The Company will match 100 per cent of each participant’s contributions up to five per cent of the participant’s compensation.  To be eligible for employer-matching contributions participants must have completed one year of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings.  Earnings are allocated by the fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  Plan expenses are generally paid by the Plan Sponsor.  Affected participant accounts are charged expenses related to participant loans.

Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 per cent of their vested account balance, reduced by the highest outstanding loan balance in their account during the prior twelve month period.  Loan terms range from one to five years for general loans or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest, at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the loan.  The interest rate on loans outstanding at December 31, 2008 ranged from 6.00 per cent to 9.25 per cent (2007 – 8.50 per cent to 9.25 per cent).  Principal and interest are paid through payroll deductions.

Investment in TransCanada Corporation

Effective June 2, 2008, stock of TransCanada Corporation (TransCanada), the Company’s parent, was available to participants in the Plan. A participant’s portfolio may consist of up to ten per cent of TransCanada stock.

Administrative Expenses

The Company is the Plan Administrator and is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal, and management services on behalf of the Plan. The Company incurred $12,090 of expenses on behalf of the Plan in the year ending December 31, 2008.  The Company has not charged the Plan for these expenses or services.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

Changes in Accounting Policies

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157) for its assets measured at fair value on a recurring basis, effective January 1, 2008. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date.

The Plan’s financial assets that are recorded at fair value on a recurring basis are categorized as Level I based upon a fair value hierarchy in accordance with FAS 157.  Fair values of assets included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities. There is no current period disclosure required under FAS 157 for items measured at fair value on a non-recurring basis.

Assets measured at fair value on a recurring basis are categorized in accordance with FAS 157 as follows:

December 31, 2008 (dollars)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total

Mutual funds	2,096,815	-	-	2,096,815
Common stock and other	14,305	-	-	14,305
Participant loans	-	-	47,291	47,291
Total Investments	2,111,120	-	47,291	2,158,411

The following table presents a summary of changes in the fair value of the Plan's Level III assets:

December 31 (dollars)	2008
Participant Loans
Beginning balance at January 1, 2008	46,140
Purchases, sales, issuances and settlements (net)	1,151
Ending balance at December 31, 2008	47,291

Basis of Presentation

The financial statements of the Plan are prepared on a going concern basis and do not purport to reflect the financial status of the Plan if it were terminated on the valuation date.  These financial statements present the aggregate financial position of the Plan and provide no information about the portion of assets attributable to any individual member or group of members. Amounts are stated in U.S. dollars unless otherwise indicated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Basis of Accounting

These financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of shares is determined by quoted prices in active markets using the closing sale price on the last day of the Plan year.

Interest income is recorded on the accrual basis; dividends are recorded on the ex-dividend date.

Net increase or decrease in fair value of investments consists of:  (1) the net change in unrealized appreciation or depreciation on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on trade-date basis.  Gains and losses on sales of these securities are reported on an average-cost basis.

Participant loans are valued at the outstanding balances, which approximate fair value.

Contributions and Payment of Benefits

Contributions are recorded in the period in which they become obligations of the Company.  Benefits are recorded upon distribution.

Concentration of Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments managed by the Trustee is limited to the carrying value of such instruments.  The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

NOTE 3:  INVESTMENTS

The Plan utilizes various investment instruments, including common stock funds and mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The following is a summary of investments which represented five per cent or more of the Plan’s net assets available for benefits:

December 31 (dollars)	2008	2007
Fidelity Retirement Money Market Fund	375,288	* *
Fidelity International Discovery Fund	291,362	432,680
Baron Asset Fund	285,614	381,593
Fidelity U.S. Bond Index Fund	174,085	137,588
Fidelity Freedom 2015 Fund	158,393	159,228
Spartan ® U.S. Equity Index Fund	152,944	174,954
Fidelity Equity Income Fund	139,924	174,267
Fidelity Dividend Growth Fund	132,861	160,412
Fidelity Freedom 2010 Fund®	* *	206,007

*      Investment represents less than five per cent of the Plan’s net assets.

Net Decrease in Fair Value of Investments

Net decrease in fair value of investments by major category (including investments purchased, sold and held during the year) as determined by quoted market prices was as follows:

December 31 (dollars)	2008
Mutual funds	940,591
Common stock and other	1,158
Net Decrease in Fair Value of Investments	941,749

NOTE 4:  INCOME TAXES

The Plan is a prototype plan designed by the Trustee. The Internal Revenue Service has determined and informed the Company, by a letter dated October 9, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  The Plan is exempt from federal income taxes.  Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 5:  PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity, the Trustee as defined by the Plan, therefore these transactions qualify as party-in-interest. The expenses incurred on behalf of the Plan by the plan sponsor are disclosed in Note 1.

At December 31, 2008, Plan investments included $13,300 (2007 – nil) of TransCanada common stock and $1,005 (2007 – nil) in a TransCanada stock purchase account.

TRANSCANADA 401(K) AND SAVINGS IBEW 486 PLAN

                                        EIN    #: 98-040263
                                PLAN #: 004

FORM 5500 SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value (US dollars)

*	Fidelity Retirement Money Market Portfolio	Mutual Fund	375,288
*	Fidelity International Discovery Fund	Mutual Fund	291,362
	Baron Asset Fund	Mutual Fund	285,613
*	Fidelity U.S. Bond Index Fund	Mutual Fund	174,085
*	Fidelity Freedom 2015 Fund	Mutual Fund	158,393
*	Spartan ® U.S. Equity Index Fund	Mutual Fund	152,944
*	Fidelity Equity Income Fund	Mutual Fund	139,924
*	Fidelity Dividend Growth Fund	Mutual Fund	132,861
*	Fidelity Freedom 2035 Fund	Mutual Fund	56,907
*	Fidelity Freedom 2030 Fund®	Mutual Fund	51,633
*	Fidelity Inflation Protected Bond Fund	Mutual Fund	45,928
*	Fidelity Freedom 2005 Fund	Mutual Fund	45,897
*	Fidelity Fund	Mutual Fund	27,180
	Artisan Mid Cap Value Fund	Mutual Fund	25,148
*	Fidelity Aggressive Growth Fund	Mutual Fund	22,636
*	Fidelity Freedom 2010 Fund®	Mutual Fund	22,027
	RS Partners	Mutual Fund	20,624
*	Fidelity Freedom 2040 Fund®	Mutual Fund	19,849
*	Fidelity Freedom 2025 Fund	Mutual Fund	15,870
*	Fidelity Freedom Income Fund®	Mutual Fund	13,377
*	Fidelity Freedom 2020 Fund®	Mutual Fund	10,043
*	Fidelity Export & Multinational Fund	Mutual Fund	8,841
	Hartford Growth Y	Mutual Fund	385
	Total Mutual Funds		2,096,815

*	TransCanada Corporation	Common Stock	13,300
*	TransCanada Corporation	Stock Purchase Account	1,005

	Participant loans	Interest rates ranging from 6.00% to 9.25% maturing through 2013	47,291

	Total Investments		2,158,411

*  Represents a party-in-interest (Note 5).

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, TransCanada USA Services Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2009

Union 486 Plan #81732–TransCanada 401(k) and Savings IBEW 486 Plan
By:	/s/ Wendy L. Hanrahan
Wendy L. Hanrahan Vice-President TransCanada USA Services Inc., the Plan Administrator

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.